EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE-MKT: ASM

TSX-V: ASM

FSE: GV6

April 13, 2017

AVINO ANNOUNCES Q1 2017 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (NYSE-MKT:ASM: TSX.V, ASM; “Avino” or the “Company”) announces first quarter 2017 production results from its Avino property near Durango, Mexico.

Consolidated Production Highlights for First Quarter 2017 (Compared to First Quarter 2016)

•	Silver equivalent decreased by 16% to 604,643 oz*
•	Gold production increased by 23% to 1,837 oz
•	Silver production decreased by 21% to 320,082 oz
•	Copper production decreased by 24% to 1,024,853 lbs

For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.42 oz Ag, $1,220 oz Au and $2.65 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

“We have experienced lower production and development numbers this quarter compared to the first quarter of last year, with the exception of gold production, which has increased by 23%. While the results are lower mainly due to lower grade material, we are still looking to achieve another solid year. We anticipate that the grades will improve for the balance of the year as we enter a new high grade zone at San Gonzalo which is currently being developed, and should allow the yearly production levels to be consistent with the Company’s internal expectations. In 2017, our objectives are to continue working towards our growth strategy which includes the plant and mine expansion to increase throughput capacity at the processing plant by an estimated 70%. We also remain focused on the optimization of the mill and plant with full automation to improve efficiencies and potentially increase recovery rates.”

David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

Consolidated First Quarter 2017 Production Highlights

Comparative production results from the first quarter 2017 and the first quarter 2016 are presented below:

	Q1 2017	Q1 2016	% Change
Total Silver Eq. Produced (oz) calculated*	604,643	715,933	-16%
Total Gold Produced (oz) calculated	1,837	1,497	23%
Total Silver Produced (oz) calculated	320,082	403,447	-21%
Total Copper Produced (Lbs) calculated	1,024,853	1,350,912	-24%

For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.42 oz Ag, $1,220 oz Au and $2.65 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Avino Announces Q1 2017 Production Results

News Release – April 13, 2017

Avino Mine First Quarter 2017 Production Results

Comparative figures for the first quarter 2017 and the first quarter 2016 for the Avino Mine are as follows; production figures for the first quarter 2017 include production from Mill Circuit 2 and Mill Circuit 3:

	Q1 2017	Q1 2016	Quarterly Change %	Notes
Tonnes Mined	102,005	99,199	3%	1
Underground Advancement (m)	646	1,143	-43%	1
Mill Availability (%)	98%	97%	1%
Total Mill Feed (dry tonnes)	116,553	119,515	-2%
Feed Grade Silver (g/t)	61	68	-10%	1
Feed Grade Gold (g/t)	0.50	0.27	83%	1
Feed Grade Copper (%)	0.44	0.58	-24%	1
Recovery Silver (%)	86.11	87%	-1%	2
Recovery Gold (%)	67.44	67%	1%	2
Recovery Copper (%)	90.87	89%	2%	2
Copper Concentrate (dry tonnes)	2,396	2,712	-12%	3
Copper Concentrate Grade Silver (kg/t)	2.54	2.60	-4%	4
Copper Concentrate Grade Gold (g/t)	16.25	7.87	106%	4
Copper Concentrate Grade Copper (%)	19.4	22.6	-14%	4
Total Silver Produced (kg)	6,083	7,038	-14%	5
Total Gold Produced (g)	38,935	21,353	82%	5
Total Copper Produced (Kg)	464,866	612,764	-24%	5
Total Silver Produced (oz) calculated	195,562	226,264	-14%	5
Total Gold Produced (oz) calculated	1,252	687	82%	5
Total Copper Produced (Lbs) calculated	1,024,853	1,350,912	-24%	5
Total Silver Equivalent Produced (oz) calculated*	439,163	474,206	-7%	5

* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.42 oz Ag, $1,220 oz Au and $2.65 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

First Quarter 2017 Highlights

1.

Tonnes mined are up 3%, which is a lower increase than anticipated, due to mechanical issues with some of the equipment, which is being addressed. Underground advancement decreased by 43% due to the higher grade lower levels not being available due to water issues, which have since been controlled. Therefore the upper levels took priority. Feed from the new zone resulted in an increase of 83% in gold, 10% decrease in silver and 24% decrease in copper.

2.	Copper, silver and gold recoveries were stable with slight variances.
3.	Copper concentrate production decreased by 12% due to the lower copper grade in the feed potentially due to the dilution from material being mined.
4.	Gold in the concentrate increased by 106% whereas the silver and copper decreased by 4% and 14% respectively.
5.	The change in feed grade resulted in an increase of 82% in gold production, a decrease of 24% and 14% in copper and silver production, respectively.

Avino Announces Q1 2017 Production Results

News Release – April 13, 2017

San Gonzalo Mine First Quarter 2017 Production Highlights

Comparative figures for the first quarter 2017 and the first quarter 2016 for the San Gonzalo mine are as follows:

	Q1 2017	Q1 2016	Quarterly Change %	Notes
Tonnes Mined	23,259	24,402	-5%
Underground Advancement (m)	831	1,183	-30%	1
Mill Availability (%)	96	95	1%
Total Mill Feed (dry tonnes)	20,133	20,601	-2%
Feed Grade Silver (g/t)	229	318	-28%	2
Feed Grade Gold (g/t)	1.188	1.49	-20%	2
Recovery Silver (%)	84	84	-	3
Recovery Gold (%)	76	82	-7%	3
Bulk Concentrate (dry tonnes)	698	800	-13%	4
Bulk Concentrate Grade Silver (kg/t)	5.55	6.85	-19%	5
Bulk Concentrate Grade Gold (g/t)	26	27	-4%	5
Total Silver Produced (kg)	3,873	5,511	-30%	6
Total Gold Produced (g)	18,182	25,193	-28%	6
Total Silver Produced (oz) calculated	124,520	177,183	-30%	6
Total Gold Produced (oz) calculated	585	810	-28%	6
Total Silver Equivalent Produced (oz) calculated*	165,480	241,727	-32%	6

* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.42 oz Ag, $1,220 oz Au and $2.65 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

First Quarter 2017 Highlights

1.	There was a reduction of 30% in underground development metres as the number of faces for development work had been reduced pending further geological interpretation and exploratory drilling.
2.	The silver and gold in the feed grade decreased by 28% and 20% respectively due to the ore blocks that are presently being mined. The grade has been highly variable due to the mineralisation encountered.
3.	There were no changes in the silver recovery of 84%, however the gold recovery decreased by 7% due to the change in mineralization. Some of the gold was found to be associated with sphalerite; and as a result a test zinc flotation circuit has been implemented to improve the gold recovery.
4.	Concentrate production decreased by 13% mostly on account of the lower feed grade.
5.	Silver and gold grade in the concentrate also decreased by 19% and 4%, respectively.
6.	The lower feed grade reduced the silver and gold production by 30% and 28% respectively.

Avino Announces Q1 2017 Production Results

News Release – April 13, 2017

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. All concentrate shipments are assayed by one of the following independent third party labs: AHK, LSI, Alex Stewart and SGS and Inspectorate in the UK.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Chris Sampson, P.Eng, Avino consultant, and Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the use of proceeds from the Offering and the Company’s plans for production for its Avino property and Bralorne Mine property. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Avino Announces Q1 2017 Production Results

News Release – April 13, 2017

Such factors and assumptions include, among others, our ability to use the proceeds from the Offering as expected, the effects of general economic conditions, the price of gold, silver and copper, changingforeign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.